As filed with the Securities and Exchange Commission on October 31, 2002
                                             Securities Act File No. 333-83092
                                     Investment Company Act File No. 811-09637
==============================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          ---------------------------

                          Pre-Effective Amendment No.                     /   /
                        Post-Effective Amendment No. 1                    / X /
                       (Check appropriate box or boxes)

                          ---------------------------

                  Merrill Lynch Large Cap Series Funds, Inc.
            (Exact Name of Registrant as Specified in its Charter)

                          ---------------------------

                                (609) 282-2800
                       (Area Code and Telephone Number)

                          ---------------------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                          ---------------------------

                                Terry K. Glenn
                  Merrill Lynch Large Cap Series Funds, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                          ---------------------------

                                  Copies to:

     Counsel for the Fund:
      Frank P. Bruno, Esq.                            Philip L. Kirstein
SIDLEY, AUSTIN, BROWN & WOOD LLP                 FUND ASSET MANAGEMENT, L.P.
       787 Seventh Avenue                               P.O. Box 9011
    New York, New York 10019                  Princeton, New Jersey 08543-9011

                          ---------------------------

     Title of Securities Being Registered: Common Stock, Par Value $.10 per share.

     No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940, as amended.


==============================================================================

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-83092) (the "N-14 Registration Statement") consists of the following:

(1)  Facing Sheet of the N-14 Registration Statement.

(2)  Part C of the N-14 Registration Statement (including signature pages).

     Parts A and B are incorporated herein by reference from the Registrant's Proxy Statement and Prospectus filed on March 27, 2002 under Rule 497 under the Securities Act of 1933, as amended (the "Securities Act").

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed in order to file as Exhibit 12 to the N-14 Registration Statement, the tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant, and to file as Exhibit 16 to the N-14 Registration Statement, a power of attorney executed by each of the current members of the Registrant's Board of Directors. The tax opinion relates to the reorganization of Mercury U.S. Large Cap Fund, a series of Mercury Funds, Inc., and Merrill Lynch Large Cap Core Fund, a series of the Registrant.

                                    PART C
                               OTHER INFORMATION

Item 15.  Indemnification.

     Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

     Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt of the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify FAM Distributors, Inc. (the "Distributor") and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

   1     --      Articles of Incorporation of the Registrant, filed October 20, 1999.(a)
   2     --      By-Laws of the Registrant.(a)
   3     --      Not applicable.
   4     --      Form of Agreement and Plan of Reorganization among (i) the Registrant, on behalf of Merrill Lynch Large Cap Core
                 Fund, (ii) Mercury Funds, Inc., on behalf of Mercury U.S. Large Cap Fund, (iii) Master Large Cap Series Trust, on
                 behalf of Master Large Cap Core Portfolio and (iv) Mercury Master Trust, on behalf of Mercury Master U.S. Large Cap
                 Portfolio.(f)


                                                                 C-1




   5     --      Portions of the Articles of  Incorporation  and By-Laws of the  Registrant  defining the rights of holders of shares of common stock of the Registrant.(b)
   6     --      None.
   7     --      Form of Unified Distribution Agreement between the Registrant and FAM Distributors, Inc. (the "Distributor").(d)
   8     --      None.
   9     --      None.
   10(a) --      Form of Unified Class B Distribution Plan of the Registrant.(e)
   10(b) --      Form of Unified Class C Distribution Plan of the Registrant.(e)
   10(c) --      Form of Unified Class D Distribution Plan of the Registrant.(e)
   10(d) --      Merrill Lynch Select PricingSM System Plan pursuant to Rule 18f-3.(c)
   11    --      Opinion and Consent of Sidley Austin Brown & Wood LLP, counsel for the Registrant.(g)
   12    --      Tax Opinion of Sidley Austin Brown and Wood LLP.(h)
   13    --      Not applicable.
   14(a) --      Consent of Deloitte & Touche LLP, independent auditors for the Registrant.(g)
   14(b) --      Consent of Deloitte & Touche LLP, independent auditors for Mercury Funds, Inc.(g)
   15    --      Not applicable.
   16    --      Power of Attorney.(h)
   17(a) --      Prospectus, dated January 14, 2002, of the Registrant.(g)
   17(b) --      Statement of Additional Information, dated January 14, 2002, of the Registrant.(g)
   17(c) --      Prospectus, dated September 14, 2001, of Mercury U.S. Large Cap Fund.(g)
   17(d) --      Statement of Additional Information, dated September 14, 2001, of Mercury U.S. Large Cap Fund.(g)
   17(e) --      Annual Report to Stockholders of the Registrant for the fiscal year ended October 31, 2001.(g)
   17(f) --      Annual Report to Stockholders of Mercury U.S. Large Cap Fund for the fiscal year ended May 31, 2001.(g)
   17(g) --      Semi-Annual Report to Stockholders of Mercury U.S. Large Cap Fund for the six-month period ended November 30,
                 2001.(g)
   17(h) --      Form of Proxy Card.(g)

--------------
(a) Filed on October 20, 1999 as an Exhibit to the Registrant's Registration Statement on Form N-lA under the Securities Act of 1933, as amended (File No. 333-89389) (the "N-lA Registration Statement").
(b) Reference is made to Article II, Article IV, Article V (sections 2, 3, 4, 6, 7 and 8), Article VI, Article VII and Article IX of the Registrant's Articles of Incorporation, filed as Exhibit (1) to the N-lA Registration Statement, and to Article II, Article III (sections 1, 3, 5, 6 and 17),
     Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws filed as Exhibit (2) to the N-lA Registration Statement.
(c) Filed on December 22, 1999 as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.
(d) Incorporated by reference to Exhibit 5 to the Registration Statement on Form N-lA of Merrill Lynch Mid Cap Growth Fund, Inc. (File No. 811-10025), filed on July 21, 2000.
(e) Incorporated by reference to Exhibit 13 to the Registration Statement on Form N-1A of Merrill Lynch Mid Cap Growth Fund, Inc. (File No. 811-10025), filed on July 21, 2000.
(f) Included as Exhibit I to the Proxy Statement and Prospectus contained in this Registration Statement.
(g) Filed on February 20, 2002 as an Exhibit to the Registrant's N-14 Registration Statement.
(h)  Filed herewith.

Item 17.  Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is party of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 30th day of October, 2002.

                                 MERRILL LYNCH LARGE CAP SERIES FUNDS, INC.
                                 Registrant)


                                 By:  /s/ DONALD C. BURKE
                                      -----------------------------------------
                                      (Donald C. Burke, Vice President)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES                        TITLE                                       DATE
----------                        -----                                       ----
     TERRY K. GLENN*              President (Principal Executive
-------------------------         Officer) and Director
    (Terry K. Glenn)

    DONALD C. BURKE*              Vice President and Treasurer
-------------------------         (Principal Financial and Accounting
    (Donald C. Burke)             Officer)

   JAMES H. BODURTHA*             Director
-------------------------
   (James H. Bodurtha)

       JOE GRILLS*                Director
--------------------------
      (Joe Grills)

   HERBERT I. LONDON*             Director
--------------------------
   (Herbert I. London)

    ANDRE F. PEROLD*              Director
--------------------------
    (Andre F. Perold)

  ROBERTA COOPER RAMO*            Director
--------------------------
  (Roberta Cooper Ramo)

 ROBERT S. SALOMON, JR.*          Director
--------------------------
(Robert S. Salomon, Jr.)

    MELVIN R. SEIDEN*             Director
--------------------------
   (Melvin R. Seiden)

  STEPHEN B. SWENSRUD*            Director
--------------------------
  (Stephen B. Swensrud)

*By:  /s/ DONALD C. BURKE                                                     October 30, 2002
    ----------------------
(Donald C. Burke, Attorney-in-
Fact)

Master Large Cap Series Trust has duly caused this Registration Statement of Merrill Lynch Large Cap Series Funds, Inc. to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro and State of New Jersey, on the 30th day of October, 2002.

                                          MASTER LARGE CAP SERIES TRUST
                                                   (Registrant)


                                          By:  /s/ Donald C. Burke
                                               ---------------------------------
                                               (DONALD C. BURKE, VICE PRESIDENT)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES                        TITLE                                       DATE
----------                        -----                                       ----
     TERRY K. GLENN*              President (Principal Executive Officer)
-------------------------         and Trustee
    (Terry K. Glenn)

    DONALD C. BURKE*              Vice President and Treasurer (Principal
-------------------------         Financial and Accounting Officer)
    (Donald C. Burke)

   JAMES H. BODURTHA*             Trustee
-------------------------
   (James H. Bodurtha)

       JOE GRILLS*                Trustee
--------------------------
      (Joe Grills)

   HERBERT I. LONDON*             Trustee
--------------------------
   (Herbert I. London)

    ANDRE F. PEROLD*              Trustee
--------------------------
    (Andre F. Perold)

  ROBERTA COOPER RAMO*            Trustee
--------------------------
  (Roberta Cooper Ramo)

 ROBERT S. SALOMON, JR.*          Trustee
--------------------------
(Robert S. Salomon, Jr.)

    MELVIN R. SEIDEN*             Trustee
--------------------------
   (Melvin R. Seiden)

  STEPHEN B. SWENSRUD*            Trustee
--------------------------
  (Stephen B. Swensrud)

*By:  /s/ DONALD C. BURKE                                                    October 30, 2002
    ----------------------
(Donald C. Burke, Attorney-in-
Fact)

                                 EXHIBIT INDEX

Exhibit
Number         Description
------         -----------

12       --    Tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant.
16       --    Power of Attorney